        June 2, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Susan Block

Re:	Nordic American Offshore Ltd.
Registration Statement on Form F-1
Filed on March 17, 2014
File No. 333-194612

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 of Nordic American Offshore Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Original Draft Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on February 3, 2014. By letter dated February 28, 2014 (the “First Comment Letter”) the staff (the “Staff”) of the Commission provided the Company with its comments to the Original Draft Registration Statement. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, were filed with the Commission for review on March 17, 2014. By letter dated April 1, 2014 (the “Second Comment Letter”) the Staff of the Commission provided the Company with its comments to the First Amended Registration Statement. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter, was filed with the Commission for review on April 17, 2014. By letter dated April 30, 2014 (the “Third Comment Letter”) the Staff of the Commission provided the Company with its comments to the Second Amended Registration Statement. The third amended registration statement on Form F-1 (the “Third Amended Registration Statement”), which responded to the Staff’s comments contained in the Second Comment Letter, was filed with the Commission for review on May 5, 2014.

This letter sets forth the response of the Company to the comment letter dated May 28, 2014 (the “Fourth Comment Letter”) of the Staff of the Commission with respect to the Company’s fourth amended registration statement on Form F-1 filed with the Commission on May 16, 2014 (the “Fourth Amended Registration Statement”). The Company has today filed via EDGAR its amended registration statement on Form F-1 (the “Fifth Amended Registration Statement”), which responds to the Staff’s comments contained in the Fourth Comment Letter. The Fifth Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Fifth Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Fourth Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Fifth Amended Registration Statement showing changes made from the Fourth Amended Registration Statement. Page numbers referenced are to the Fifth Amended Registration Statement.

Recent and Other Developments, page 6

1.	We note from the disclosure on page 6 that in May 2014, your board of directors declared a dividend of $.45 per share with respect to the first quarter of 2014. We also note that you expect to pay the dividend on June 30, 2014 to shareholders of record as of June 17, 2014 and that you consider this dividend in excess of your earnings to be insignificant in relation to our total equity. We further note that based on your outstanding number of shares as disclosed in your audited balance sheet of 16,666,666, it appears this dividend payment will total approximately $7.5 million. As this dividend payment significantly exceeds your net income for the preceding twelve month period presented in your financial statements, please revise to present pro forma earnings per share for the latest fiscal year and any subsequent interim period presented in the filing, giving effect to the number of shares to be issued in your planned public offering whose proceeds will be required to fund the dividend payment in excess of your earnings. Refer to the guidance outlined in SAB Topic 1:B:3.

In response to the Staff’s comment, the Company has determined that, based on the dividend to be paid after the offering, it would have to issue 601,003 shares as of December 31, 2013 and 496,707 shares as of March 31, 2014, at the midpoint of the price range, and has added the resulting pro forma earnings per share disclosure to the sections entitled “Recent and Other Developments” on page 8, “Summary Financial Data” on page 15, “Selected Financial Data” on page 42, “Statement of Operations for the Period from October 17, 2013 (Inception) to December 31, 2013” on page F-3 and “Pro Forma Loss per Share” on page F-14.

Capitalization, page 35

2.	Please update to provide your capitalization disclosures as of March 31, 2014 since the disclosures included on page 8 of the filing indicate that such information is currently available. Refer to the guidance outlined in Item 3.B. of Form 20-F.

In response to the Staff’s comment, the Company has provided capitalization disclosures as of March 31, 2014.

Other

3.	To the extent that our comments on this registration statement are applicable to your registration statement on Form F-4 (file no. 333-194618), please continue to make conforming changes to that Form F-4 as well.

The Company confirms that it will make conforming changes to the registration statement on Form F-4.

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The preliminary prospectus contained in the Fifth Amended Registration Statement includes a price range for the Company’s offering, and we have been advised by the Underwriters that the Company’s roadshow is scheduled to begin on June 2, 2014. If you have any questions or comments concerning the enclosed, please feel to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Linda Cvrkel
J. Nolan McWilliams
Effie Simpson

SK 28327 0001 1480974